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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 1999
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                 ------------------------------------

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AMVESCAP PLC
084185
IMMEDIATE RELEASE 30TH DECEMBER 1999
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 0171-454 3652

                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1)     NAME OF COMPANY                                   AMVESCAP PLC

2)     NAME OF SHAREHOLDER HAVING A                      ROTHSCHILD TRUST (CAYMAN) LIMITED
       SUBSTANTIAL INTEREST                              THE TRUSTEE OF THE AMVESCAP SHARE
                                                         OPTION TRUST (ESOT)

3)     Please state whether notification                 NOTIFICATION IS IN RESPECT
       indicates that it is in respect of                OF THE SHAREHOLDER NAMED
       holding of the Shareholder named in               IN 2 ABOVE
       2 above or in respect of a non-beneficial
       interest or in the case of an individual
       holder if it is a holding of that
       person's spouse or children under the
       age of 18

4)     Name of the registered holder(s) and,             -
       if more than one holder, the number of
       shares held by each of them.


5)     Number of shares/amount of stock acquired         -

6)     % of issued Class                                 -

7)     Number of shares/amount of stock disposed         400,486

8)     % of issued Class                                 0.06%

9)     Class of security                                 ORDINARY SHARES

10)    Date of transaction                               29TH DECEMBER 1999

11)    Date company informed                             29TH DECEMBER 1999

12)    Total holding following this notification         26,916,157

13)    Total percentage holding of issued                3.99%
       class following this notification

14)    Any additional information price                  IN ADDITION THE ESOT HAS THE
       per share etc.                                    RIGHT TO SUBSCRIBE FOR UP TO A
                                                         TOTAL OF 53 MILLION SHARES.


                                                         EXECUTIVE DIRECTORS OF
                                                         AMVESCAP PLC WHO ARE
                                                         PARTICIPANTS IN THE SHARE
                                                         OPTION SCHEMES ARE DEEMED TO
                                                         BE DISCRETIONARY BENEFICIARIES
                                                         OF THE ESOT AND ARE
                                                         CONSEQUENTLY CONSIDERED TO BE
                                                         INTERESTED IN ALL OF THE
                                                         SHARES HELD BY THE TRUSTEES.

15)    Name of contact and telephone                     ANGELA TULLY
       number for queries                                0171-454 3652

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
16)    Name and signature of authorised                  ANGELA TULLY
       company official responsible for
       making this notification

17)    Date of Notification                              30TH DECEMBER 1999

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 30 December, 1999                     By /s/ ANGELA TULLY
     -----------------                       -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary